BRAVERY

C H E F   H A L L

ANNUAL REPORT

April 2018



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Bravery Chef Hall, LP

This Annual Report (this "**Disclosure**") is furnished with respect to the certain securities ("**Securities**") offered and sold by Bravery Chef Hall, LP, a Texas limited partnership ("**Bravery**" or the "**Issuer**") through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.



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TABLE OF CONTENTS

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I. SUMMARY OF BUSINESS

SUMMARY OF ISSUER'S LEGAL STATUS

Name of Issuer	Bravery Chef Hall, LP
Legal Status of Issuer	Limited partnership
Jurisdiction of Organization	TX
Date of Incorporation	07-10-2017
Physical Address of Issuer	1008 Prairie St, Houston, TX 77002
Number of Employees	2

SUMMARY OF ISSUER'S BUSINESS PLAN

Bravery's 9,000-square foot interior space will be paired with a 2,000-square foot pocket patio plus an additional 1,000 square feet of wraparound patio space outside.

Each restaurant concept will sign a lease with Bravery. Rent from the five restaurants will comprise half of the anticipated revenue of the space. Partnership agreements with select concepts will also supplement certain lease arrangements.

The beverage programs, run by Bravery staff directly, will make up most of the remaining forecasted revenues. The outdoor patio space will host its own bar that will open up to Main Street and serve an evening crowd as well as weekend brunch. The molecular cocktail bar will be indoors, as will the wine bar. The wine bar will be the centerpiece of the beverage program, featuring top quality wines from all over the world that will be carefully paired with each of the kitchens.

Opportunities for private events, cooking classes, cook books and other creative releases will provide Bravery with a unique mix of supplementary revenue streams.

The restaurant concepts will operate 7 days a week, 11am to 10pm on weekdays and 11am to 11pm on weekends. Happy hours will be set from 3pm to 7pm, Monday through Friday. The space will have capacity for 300-400 guests.

The business model pulls from the experience that the team has developed from operating Conservatory Underground Beer Garden & Food Hall, Houston's first Food Hall. The Conservatory opened in 2016 in downtown and has been met with great reviews (4.5 stars on Yelp). Similarly, each vendor at the Conservatory has been curated for a synergistic offering. Combined with the beer garden (operated by Conservatory), the chosen vendors prosper through shared costs and combined marketing.

nextseed

How Bravery will challenge the status quo

The biggest challenge that chefs have when stepping out on their own is the business-side of running a restaurant. Bravery provides the infrastructure and other business considerations (permitting, build out, flexible lease terms, shared costs for marketing and operations) that make it easy for the chefs to make the transition.

Fundamentally, the chef hall model will bring down the wall between chefs and their concepts. Each concept will be operated and owned by chefs, employing only cooks. The complete "back of house" creates the center of each space, and guests are brought into the immersive experience with counter seating. Chefs and cooks take meal orders directly from their guests, make the dishes, interact directly, and even pitch in with bussing.

Through the direct interaction, chefs can test new dishes regularly and receive direct feedback from their clients. The food itself becomes pure vision in motion with nothing lost in translation or execution between the front and back of house.

Further, customers no longer dine out for the food alone. They're brought back to their favorite restaurants because of the entire experience and the relationships they develop with a business. Open kitchen concepts have been a growing trend, creating an immersive dining experience with the food preparation. "Kitchen seating" has been a reserved feature for certain restaurants for decades, and counter seating has been in-demand at some of the most sought-after venues in Houston.

Finally, a movement in the industry is looking to tackle the discord within the restaurant tipping system. Maintaining a strong kitchen staff has been a growing dilemma because of wage gaps. While front of servers and bartenders are supplemented through tips, the cooks and chefs hardly ever see the upside of those opportunities. The chef hall model changes that, allowing kitchen staff to receive tips directly from customers.

II.DESCRIPTION OF BUSINESS CAPITALIZATION

OVERVIEW

The Issuer is a new entity and will be funded by this loan and capital contributions from the limited partners of the Issuer. Because the Issuer was formed recently, the Issuer's operations are limited and there are no historical results of operation to report. The total buildout and launch of the business will require $1.85 million. The Issuer is seeking to crowdfund an amount between the minimum of $250,000 and maximum of $1,000,000 through its Regulation Crowdfunding offering on NextSeed, expected to close on April 30, 2018. The Issuer expects to cover the balance of the total project through tenant improvement allowances (anticipated at about $600,000), government grant (anticipated Downtown District Grant of $150,000), initial deposits from vendors (anticipated at approximately $300,000-400,000), contributions from the co-founders, and equity contributions from private investors. If any balances remain, the Issuer expects to fund any shortage with contributions from founders and private investors.

EXISTING SECURITIES AS OF END OF 2017

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Limited Partnership Interests	100%	100%	Chef Hall, LLC (the "General Partner") controls the management of the Issuer. Limited partners only have limited rights as outlined in the limited partnership agreement ("LPA"), including, amendment of the LPA or reconstitution of the Issuer. Limited partners are entitled to distributions, made at the sole discretion of the General Partner, pro-rata in accordance with their partnership interests.	N/A

Previous Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
NextSeed Notes December 2017 ~ April 2018	Section 4(a)(6)	$250,000 ~ $1,000,000	Ongoing	Buildout of the establishment
Fall 2017	Section 4(a)(2) of the Securities Act	Limited partnership interests	$200,000	Buildout of the establishment

MATERIAL TERMS OF ANY INDEBTEDNESS AS OF END OF 2017

None

III.KEY PERSONS

The General Partner manages all aspects of the Issuer. The officers of the General Partner are listed below along with all positions and offices held at the General Partner and their principal occupation and employment responsibilities for the past three years and their educational backgrounds.

Lian Nguyen Pham

Partner, *Inception – Present*

Lian's passion for innovative theatre programming brought Prohibition Supper Club to life in 2012. Along with her business partner Anh, they built a strong following in the Galleria before migrating the concept into downtown Houston. After making additional investments in the downtown Prohibition Supper Club space, they launched Houston's first food hall with Conservatory Underground Beer Garden and Food Hall. Conservatory has curated an exciting and innovative group of food concepts since its launch in 2016.

Lam "Anh" Mai

Partner, *Inception – Present*

Anh grew up in Dickinson, TX just outside of Houston. A graduate of the University of Houston with a degree in business, Anh co-founded Prohibition Supper Club in The Galleria in 2012. Along with his business partner Lian, Anh Opened Terrible Enfants Theatre Co. in 2015, specializing in immersive and alternative theatre. The duo opened Conservatory Underground Beer Garden and Food Hall in 2016, the first food hall in Houston. Anh specializes in developing and launching unique concepts and creating the space and infrastructure for continued growth.

Shepard Ross

General Manager, *January 2018 – Present*

Shepard Ross started working in restaurants at a young age, supporting his writing/acting ambitions in New York And Los Angeles. An unexpected partnership in a New York supper club, and a 5-year stint working for Chef Michel Richard at his flagship Citrus Restaurant in Los Angeles, where he helmed events with Chefs Roger Vergé, Paul Bocuse and Julia Child, cemented his interest in wine, food and hospitality.

Educated at Kevin Zraly's Windows on the World Wine School and The Court of Master Sommeliers along with extensive travel and work in multiple wine regions over twenty years, he specializes in designing unique wine and beverage programs.

Moving to Houston, Shepard worked for Four Seasons Hotels, and ran operations for Zula, downtown.

As Founder/Owner of Glass Wall in 2006, Shepard collected accolades including best new restaurant, best restaurant design and best service. Following Glass Wall, he opened BRC in 2009, Brooklyn Athletic Club in 2013 and Pax Americana in 2014. His concept PAX-AM has garnered national acclaim as #5 out of GQ's Top 25 Restaurant openings in the U.S. and rave reviews from Robert Draper in The New York Times. They have been in Alison Cook's top 100 list at #12, #10, #6 and #3 since opening as well as Texas Monthly's #4 best restaurant in Texas and Houston Press' best new restaurant.

Shepard has consulted for other restaurant groups including Soma, Arthur Ave, Helen In The Heights, Kiran's, Maison Pucha and Tea & Victory. Shepard also continues to make wine, since his first vintage in 2009, from Napa



under his Label MadCat Cellars, named for his two daughters Madeline and Catherine. Shepard participates in events benefitting local charities, including IronSomm for The Periwinkle Foundation, Rodeo Houston, March of Dimes and more.

Shepard also worked for Paramount Studios, Disney, CBS and Sony on various sitcoms, dramas and feature films, including stints on Star Trek Voyager and Star Trek: First Contact and Star Trek: Insurrection.

IV.RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Business Risks

The Issuer's success depends on its brand perception, in part, upon the popularity of their establishment and the customer's experience. The Issuer intends to reinforce and extend positive brand perception, including by providing a training program for its employees to ensure a high quality of customer service. Any shortcomings in the Issuer's brand building initiatives or business incidents that diminish customer perceptions of the Issuer's brand could negatively impact revenues. Food halls are a recent phenomenon and their continued popularity is not guaranteed. While the Issuer expects that food hall's "plug and play" model for quickly adapting to the success or failure of its vendors will allow it to mitigate the risks, if the Issuer overestimates the demand for its business or underestimates the popularity of its competition, the Issuer may not fully realize its anticipated revenue. The Issuer's business, financial condition and results of operations depends in part on the Issuer's ability to anticipate, identify and respond to changing consumer preferences. Any failure by the Issuer to anticipate and respond to changing customer preferences could make the Issuer's business less appealing and adversely affect business. If the Issuer does not achieve a certain level of revenue, the financial performance will be seriously and negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

Reputational Risks

Adverse publicity concerning restaurants, bars, food halls and the business could damage the Issuer's brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the Issuer's business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and the Issuer's financial performance. The harm may be immediate without affording the Issuer an opportunity for redress or correction.

Competition Risks

The market for restaurants, bars and other dining options is competitive and the Issuer may need to compete with other established competitors, including restaurants, bars and other food halls. The Issuer competes with these other businesses on the basis of quality and price of products and/or services offered by its vendors, atmosphere, location and overall customer experience. The entrance of new competitors into the Issuer's markets (restaurants, bars and other dining options) could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in consumer preferences away from dining out or the Issuer's inability to develop new products or services that appeal to consumers may negatively affect revenues.

Management Risks

Any operational growth experienced by the Issuer will place additional demands on the Issuer's administrative, management and financial resources. If the Issuer's management does not effectively manage growth, the Issuer's operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on the Issuer's ability to manage its organizational structure and financial resources.

Personnel Risks

The success of the business is heavily dependent on the judgment and ability of the members of the General Partner. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of the General Partner or other key management personnel leave, the Issuer may have difficulty replacing them, and the business may suffer. While the members of the General Partner are fully committed to the Issuer, there can be no assurance that the Issuer will be able to successfully attract and retain key management personnel needed.

Labor Supply Risks

A primary component of the Issuer's operations is labor. The Issuer competes with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. The Issuer devotes significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees. If the Issuer is unable to recruit and retain sufficiently qualified personnel, the business and its growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Issuer's business and results of operations. The Issuer may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Issuer must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Issuer may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although the Issuer requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Issuer's knowledge, be unauthorized workers. If any of the Issuer's workers are found to be unauthorized, the Issuer may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt the Issuer's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Issuer could also become subject to fines, penalties and other costs related to claims that the Issuer did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the Issuer's business, financial condition and results of operations.

A significant portion of the Issuer's service staff will be tipped employees and are accordingly paid the minimum wage. State, federal and local legislators have advocated significant increases in the minimum wage during recent years. The Issuer has no control over increases in the minimum wage. However, when the minimum wage is increased, it may be difficult for the Issuer to pass along increased payroll costs to guests due to the competitiveness of the food and beverage service industry. As a result, increases in the minimum wage could have a material adverse impact on the Issuer.

Market Conditions

The Issuer's success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. The Issuer will cater to both business and social guests. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. The Issuer's sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or the Issuer is forced to move its operations to a different location, revenues may be negatively impacted. The Issuer's success also depends on the popularity of our vendors and the overall dining experience provided to guests. While food halls are very popular at this time, there is no assurance that they will stay popular as the concept matures. Any shift in consumer preferences away from the Issuer's business concept could negatively affect financial performance.

Supply and Delivery Cost Risks

Supplies and prices of the various products used in the goods that the Issuer or its vendors offers can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject the Issuer to shortages or interruptions in product supplies, which could adversely affect revenue. The Issuer does not have control over the businesses of its vendors, suppliers and distributors, and its efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect the Issuer's profitability. If the Issuer has long-term purchase commitments in excess of what the Issuer needs due to a decline in demand, this may also adversely affect profitability. Furthermore, certain supplies may be perishable, and the Issuer has limited control over whether those items will be delivered in an appropriate condition for use in its business. If any of the Issuer's vendors, suppliers or distributors are unable to fulfill their obligations to the Issuer's standards, or if a replacement provider cannot be found in the event of a supply or service disruption, the Issuer could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the Issuer's business, financial condition and results of operation. While the Issuer's "plug and play" model allows it to switch out vendors serving at its location, there is no assurance that it will not encounter risks of supply shortages or higher costs.

A number of pandemic scares related to a variety of raw food ingredients, including meats, fruits and vegetables, have recently caused concern among consumers and health care officials. One or more such outbreaks of such food related illnesses, whether pandemic or isolated, may adversely affect the consumer demand for certain foods and consequently negatively impact the operations and profitability of the Issuer, regardless of the quality and safety of products offered by the Issuer.

Operational Risks

The Issuer's business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. The use of such information by the Issuer is regulated by federal and state laws, as well as certain third party agreements. If the Issuer's security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Issuer's reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, the Issuer may incur additional costs to ensure compliance.

Financing Risks

The Issuer has not yet commenced operations and has not generated any revenue to date. In order to begin business operations, the Issuer will need to incur expenses related to the development of the planned service, expenses related to the acquisition of certain supplies, expenses related to the opening of the first planned location, and other start-up costs. Accordingly, if the Issuer does not obtain additional financing, including the financing sought in this offering, the business will likely fail.

Real Estate Risks

The Issuer is planning to open in Houston. There is no guarantee that this site will remain suitable, or that the business will be operated profitably. The Issuer depends on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available to the Issuer from other sources, the Issuer may not be able to meet its lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on the Issuer.

The Issuer is leasing its business location and is subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. The Issuer may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require the Issuer to close a store in a desirable location.

Negative effects on the Issuer's landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect the Issuer's business and results of operations. If the Issuer's landlord is unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with the Issuer. If the landlord files for bankruptcy protection, the landlord may be able to reject the Issuer's lease in the bankruptcy proceedings. While the Issuer may have the option to retain its rights under the lease, the Issuer may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, the Issuer may experience a drop in the level of quality of such retail center. The Issuer may be adversely affected by the negative financial situations of developers and landlords.

Development Risk

The Issuer's dependence on development exposes the Issuer to timing, budgeting and other risks. New project development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of zoning, occupancy and other required governmental permits and authorizations from local governmental agencies, which are issued at the discretion of the issuing authority with no guaranty that all licenses and permits applied for by the Issuer will be issued;
- development costs incurred for projects that are not pursued to completion;
- so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
- defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation;
- ability to raise capital; and
- governmental restrictions on the nature or size of a project or timing of completion.

The Issuer cannot assure you that any development project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated.

Industry Risks

The Issuer will face significant competition from other restaurants, bars and food halls, which could adversely affect business and financial performance. The food & beverages industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits. The food & beverages industry in the Houston area is highly competitive in terms of type and quality of food, quality of service, location, atmosphere and price.

Food Safety Risks

The Issuer considers food safety a top priority and dedicates substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the Issuer's business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the Issuer, its vendors or those of competitors, could harm customers and otherwise result in negative publicity about the Issuer or the products the Issuer serves, which could adversely affect revenue. If customers become ill from food-borne illnesses, the applicable vendor and even the Issuer could be forced to temporarily close. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations.

A number of pandemic scares related to a variety of raw food ingredients, including meats, fruits and

vegetables, have recently caused concern among consumers and health care officials. One or more such outbreaks of such food related illnesses, whether pandemic or isolated, may adversely affect the consumer demand for certain foods and consequently negatively impact the operations and profitability of the applicable vendor and the Issuer, regardless of the quality and safety of products offered by the Issuer.

Required Nutritional Disclosure Risks

Government regulation and consumer eating habits may impact the Issuer's business as a result in changes in attitudes regarding diet and health or new information regarding the health effects of consuming the Issuer's menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of the Issuer's and its vendors' menu offerings, or laws and regulations requiring the Issuer and its vendors to disclose the nutritional content of its food offerings. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of the Issuer's and its vendors menu items may be costly and time-consuming. Additionally, government authorities may increase regulations regarding trans-fats and sodium, which may require the Issuer and its vendors to limit or eliminate trans-fat and sodium in the menu offerings, switch to higher cost ingredients or may hinder the Issuer's and its vendors' ability to operate. The Issuer cannot make any assurances regarding its or its vendors' ability to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements or menu-labeling laws, which could have an adverse effect on its vendors and the Issuer's results of operations and financial position.

Legal Risks

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect the Issuer, regardless of whether the allegations are true, by discouraging customers from patronizing the Issuer. The Issuer may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, the Issuer cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the Issuer's business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources of the Issuer be used to defend any claims.

Alcohol Sale Risks

The Issuer and/or its affiliate is subject to alcoholic beverage control regulations that govern various aspects of daily operations of the business, including the minimum age of guests and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure by the Issuer and/or its affiliate to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, the business and its operating and financial performance. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that the Issuer has not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary to conduct business within its jurisdiction.

The Issuer is subject to state "dram shop" laws, which generally allow a person to sue the Issuer if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at the Issuer's. A judgment against the Issuer under a dram shop law could exceed the Issuer's liability insurance coverage policy limits and could result in substantial liability and materially adversely affect the Issuer's results of operations. The Issuer's inability to continue to obtain such insurance coverage at reasonable cost could also have a material adverse effect on operations. Regardless of the validity of the claims, the Issuer could be adversely affected by negative publicity resulting from such laws.

Alcohol Investment Risks

Alcohol beverage control regulations may limit an Investor's ability to hold interests in the Issuer. For example, Texas laws and regulations generally do not allow a person from holding financial interests in both manufacturers and distributors of alcoholic beverages and retailers of alcoholic beverages, and local regulators may require disclosure of Investors' personal information to verify their eligibility to invest in the Issuer. In the event that Texas laws and regulations do not allow an Investor to hold the Securities, such Investor may be required to transfer its interests in the Securities to the Issuer as described in the NPA. If a number of Investors are ineligible to hold the Securities, it could materially adversely affect the Issuer's financial condition.

Environmental Risks

The Issuer is subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from the Issuer's business. Environmental conditions relating to releases of hazardous substances at the Issuer's site could materially adversely affect the business, financial condition and results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the Issuer's business, financial condition and results of operations.

Information Technology Risks

The Issuer relies heavily on information systems, such as point-of-sale processing, for management of the Issuer's supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. The Issuer's ability to efficiently and effectively manage its business depends significantly on the reliability and capacity of these systems. The Issuer's operations depend on its ability to protect its computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding the Issuer's systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

Accounting Risks

Changes to existing accounting rules or regulations may impact the Issuer's future results of operations or cause the perception that the Issuer is more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require the Issuer to record significant capital lease obligations on its balance sheet and make other changes to its financial statements. This and other future changes to accounting rules or regulations may impact the Issuer's future operating results.

Intellectual Property Risks

The Issuer's intellectual property is material to conducting business. The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of its stores. The Issuer has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Issuer's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Issuer will not encounter any material claims in the future. If this happens, it could harm the Issuer's image, brands or competitive position and cause the Issuer to incur significant penalties and costs.

Regulatory Risks

Products and services offered by the Issuer are subject to regulation. Regulatory action could substantially increase the Issuer's costs, damage reputation and materially affect operating results. The Issuer's increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact the Issuer directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Issuer cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect the Issuer's revenue and operating margins.

The Issuer is subject to various federal, state and local regulations, including regulations related to the preparation and sale of food, the sale of alcoholic beverages, zoning and building codes, land use and employee, health, sanitation and safety matters. The Issuer is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect the Issuer's operating results.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

Tax Risks

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

Risks from Work Stoppages, Terrorism or Natural Disasters

The Issuer's operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if the Issuer is forced to close for an extended period of time.

Limited Source of Repayment

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While the Issuer is providing a lien on its assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither the Issuer nor NextSeed guarantees payment or investor returns.

Risks Relating to Financial Forecasts

The financial forecasts provided by the Issuer herein are reasonable forecasts by the Issuer based upon assumption of stable economic conditions and other various assumptions regarding the operations of the Issuer. The validity and accuracy of these assumptions will depend in large part on future events over which the Issuer and the key persons will have no control. CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS OF THE ISSUER WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN.

Risks Relating to Debt Financing

The Issuer's debt service obligations may adversely affect its cash flow. As a result of any future debt obligations, the Issuer may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. Although the Issuer anticipates that it will be able to repay or refinance any indebtedness when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) its ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on terms favorable to the Issuer and (ii) a substantial decrease in operating cash flow or a substantial increase in its expenses could make it difficult for the Issuer to meet its debt service requirements and restrictive covenants and force the Issuer to sell assets and/or modify its operations.



Potential Conflicts of Interest

The key persons individually or as an entity may wish to own, operate or consult with other operations in the Houston area similar to the Issuer, including operations utilizing the brand associated with the Issuer. Such other businesses will be owned by entities other than the Issuer, which may not have an identity of ownership interest with the Issuer. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of the Issuer's operations and on the Issuer due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to the Issuer for profits derived from such other such activities.

V.CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

AFFILIATED PARTY TRANSACTIONS

The Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

OTHER MATTERS

Valuation of the Security in the Future

The value of the Security is the present value of the future payments. In the event that the Issuer is unable to make the required payments, the value of the Security may be impacted adversely and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the Securities investors will not become holders of minority ownership in the Issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the Issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a compete loss of their investment.

Corporate Actions of the Issuer

Because Securities are governed by the NPA, the Issuer cannot unilaterally take subsequent corporate actions to change material terms of the Securities. In addition, because the holders of Securities' rights are limited to those described in the NPA, they will have no ability to influence the policies or any other corporate matter of the Issuer, including the election of directors, changes to the Issuer's governance documents, additional issuance of securities, the Issuer's repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the issuer's website at: braverychefhall.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

FINANCIAL STATEMENTS & OFFICER CERTIFICATION

Bravery Chef Hall, LP

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BRAVERY OPERATING (9923)	395.39
BRAVERY PAYABLE (9931)	-10.83
Total Bank Accounts	**$384.56**
Other Current Assets	**$0.00**
Total Current Assets	**$384.56**
Other Assets	
General Contractor Deposit	90,000.00
Lease Deposit	55,825.31
Total Other Assets	**$145,825.31**
TOTAL ASSETS	**$146,209.87**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Investor Equity	159,916.90
Retained Earnings	
Net Income	-13,707.03
Total Equity	**$146,209.87**
TOTAL LIABILITIES AND EQUITY	**$146,209.87**

Bravery Chef Hall, LP

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-13,707.03
Adjustments to reconcile Net Income to Net Cash provided by operations:	**0.00**
Net cash provided by operating activities	**$ -13,707.03**
INVESTING ACTIVITIES	
General Contractor Deposit	-90,000.00
Lease Deposit	-55,825.31
Net cash provided by investing activities	**$ -145,825.31**
FINANCING ACTIVITIES	
Investor Equity	159,916.90
Net cash provided by financing activities	**$159,916.90**
NET CASH INCREASE FOR PERIOD	**$384.56**
CASH AT END OF PERIOD	**$384.56**

Bravery Chef Hall, LP

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Accounting	1,500.00
Bank Charges & Fees	194.00
Car & Truck	
Gas Expense	30.20
Total Car & Truck	**30.20**
Legal & Professional Services	11,430.61
Meals & Entertainment	261.96
Office Supplies & Software	211.33
Supplies Expense	78.93
Total Expenses	**$13,707.03**
NET OPERATING INCOME	**$ -13,707.03**
NET INCOME	**$ -13,707.03**

Bravery Chef Hall, LP

I, Lian Pham, the partner of the general partner of Bravery Chef Hall, LP, certify that the financial statements of Bravery Chef Hall, LP included in this Form are true and complete in all material respects.

DocuSigned by:

Lian Nguyen

DEE955A7A32C4C4...

Name: Lian Pham
Title: Partner of the general partner

BRAVERY

CHEF HALL

